UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

LogicMark, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

67091J503
(CUSIP Number)

David E. Danovitch, Esq. Sullivan & Worcester LLP 1633 Broadway – 32nd Floor New York, NY 10019 (212) 660-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091J503	13D	Page 2 of 5 Pages

1	names of reporting persons Chia-Lin Simmons
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* OO (1)
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 131,736 (1)
	8	shared voting power 0
	9	sole dispositive power 131,736 (1)
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 131,736 (1)
12	check if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 6.0% (2)
14	type of reporting person* IN

*	SEE INSTRUCTIONS

(1)	Consists of an aggregate of 131,736 shares of common stock, par value $0.0001 per share, of the issuer (“Common Stock”) granted by the issuer to the reporting person as a restricted stock award for the reporting person’s services as Chief Executive Officer and President of the issuer, certain of which shares are subject to vesting as described in Item 6 of this Statement on Schedule 13D, subject to the reporting person’s continued service through each such vesting date.

(2)	Calculated based on 2,196,612 shares of Common Stock outstanding, as verified with the issuer.

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Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of LogicMark, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2801 Diode Lane, Louisville, KY 40299.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Chia-Lin Simmons (the “Reporting Person”).

(b)	The business address of the Reporting Person is 2801 Diode Lane, Louisville, KY 40299.

(c)	The Reporting Person is the Chief Executive Officer and President of the Issuer, as well as a director of the Issuer.

(d)	– (e) The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 131,736 shares of Common Stock, of which (i) 13,328 shares of Common Stock were granted to the Reporting Person as a material inducement to employment in accordance with Nasdaq Listing Rule 5635(c)(4) outside of the Issuer’s stock incentive plans and (ii) 118,408 shares of Common Stock were granted pursuant to the Issuer’s stock incentive plans as compensation for the Reporting Person’s service as Chief Executive Officer and President of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person is the Chief Executive Officer and President of the Issuer, as well as a member of the Issuer’s board of directors (the “Board”). All of the Issuer’s shares of Common Stock owned by the Reporting Person have been acquired or granted to the Reporting Person by the Issuer in her capacity as an officer of the Issuer, as further described in Item 6 below.

From time to time, subject to restrictions that may be applicable by virtue of the Reporting Person’s role as President, Chief Executive Officer, a member of the Board of Directors and stockholder of the Issuer, the Reporting Person may, via open market transactions or otherwise, acquire additional shares of the Issuer’s Common Stock or determine to dispose of shares of Common Stock beneficially owned by her. The Reporting Person intends to review her investment in the Issuer on a continuing basis and, upon further developments, including other investment and business opportunities available to her, general stock market and economic conditions, and tax considerations, may change her investment in the Issuer. The Reporting Person will periodically consider such sales opportunistically based on such factors and, as a result, the ultimate number of shares of Common Stock that may be acquired or disposed of, if any, is not currently ascertainable. Without limiting the generality of the foregoing, and also by virtue of such roles that the Reporting Person has with the Issuer, the Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract and subject to market conditions, as applicable) to, at any time or from time to time, encourage or cause (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer (A) to explore, consider and/or effect public or private offerings of the Issuer’s securities, sales or acquisitions of assets or businesses, or other extraordinary corporate transactions, (B) to issue securities to third parties for services rendered or for other appropriate consideration, (C) to change the board of directors of the Issuer, including changing the number or term of Issuer director or filling existing vacancies, (D) to change the Issuer’s capitalization or dividend policies, and (E) to modify the Issuer’s articles of incorporation, bylaws or other organizational documents, each as amended to date, including taking other actions which may impede the acquisition of control of the Issuer by any third party. The Reporting Person intends to engage in communications with one or more other shareholders or other security holders of the Issuer, one or more officers of the Issuer, one or more members of the Board of Directors of the Issuer and/or one or more representatives of the Issuer regarding ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Person intends to conduct a detailed review of the Issuer’s business, operations, capitalization and management on an ongoing basis and consider and determine what, if any, changes would be necessary, appropriate and desirable in light of the circumstances which then exist.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover page of this Schedule 13D and the corresponding footnotes, and the information set forth in or incorporated by reference in Items 2, 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

CUSIP No. 67091J503	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

The responses to rows (7) through (13) of the cover page of this Schedule 13D and the corresponding footnotes are hereby incorporated by reference in their entirety in this Item 5.

(a)	See responses to rows (11) and (13) on the cover page.

(b)	See response to rows (7), (8), (9) and (10) on the cover page.

(c)	On April 3, 2024, the Reporting Person was awarded an aggregate of 46,200 shares of Common stock as compensation for the Reporting Person’s service as an executive officer pursuant to the Issuer’s 2023 Stock Incentive Plan. Except as described in Item 6 or as otherwise set forth in this Schedule 13D, the Reporting Person has not, to the best of her knowledge, engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person as reported in the Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 14, 2021, the Issuer entered into that certain employment agreement with the Reporting Person (the “Prior Agreement”), pursuant to which the Reporting Person was appointed Chief Executive Officer of the Issuer and a member of the Board, effective June 14, 2021, In connection with the Prior Agreement, the Reporting Person was granted 13,328 restricted shares of Common Stock in accordance with Nasdaq Listing Rule 5635(c)(4) outside of the Issuer’s stock incentive plans as a material inducement to such employment. Such shares have a vesting period of 48 months, which commenced on June 14, 2021, with 1/4 of such shares vesting on June 14, 2022, and thereafter, 1/16 of such shares vesting each subsequent quarter, until all such shares are vested, so long as the Reporting Person remains in the service of the Issuer.

On January 3, 2022, an additional 10,208 of restricted shares of Common Stock were issued to the Reporting Person pursuant to the Issuer’s 2013 Long-Term Incentive Plan as compensation for her service as Chief Executive Officer of the Issuer. Such shares have a three-year vesting period commencing on January 3, 2022, with 1,702 of such shares vesting on July 3, 2022, and thereafter, 850 of such shares vesting on the first day of each subsequent quarter until the entire award has vested, so long as the Reporting Person remains in the service of the Issuer for each such quarter.

On November 2, 2022, but effective as of June 14, 2022, the Reporting Person and the Issuer entered into that certain executive employment agreement (the “Employment Agreement”), which supersedes the Prior Agreement. Pursuant to the Employment Agreement, among other things, the Issuer agreed to grant the Reporting Person such number of shares of Common Stock from time to time, during the term of the Employment Agreement and subject to approval by the Board, so that the aggregate number of Common Stock held by the Reporting Person at all times during such term equals six percent (6%) of the Issuer’s aggregate issued and outstanding Common Stock as of the applicable date of such grant.

On August 7, 2023, in accordance with the terms of the Employment Agreement, 62,000 shares of Common Stock were issued to the Reporting Person pursuant to the Issuer’s 2023 Stock Incentive Plan. Such shares are subject to vesting commencing on July 3, 2023, with 1/4 of such shares to vest on July 3, 2024, and thereafter, 1/16 of such shares to vest on the first day of each subsequent quarter until the entire award has vested, so long as the Reporting Person remains in the service of the Issuer for each such quarter.

On April 3, 2024, in accordance with the terms of the Employment Agreement, an additional 46,200 shares of Common Stock were issued to the Reporting Person pursuant to the Issuer’s 2023 Stock Incentive Plan. Such shares are subject to vesting commencing on April 3, 2024, with 1/4 of such shares to vest on April 3, 2025, and thereafter, 1/16 of such shares to vest on the first day of each subsequent quarter until the entire award has vested, so long as the Reporting Person remains in the service of the Issuer for each such quarter.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

The foregoing summaries of each of the Prior Agreement and the Employment Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Prior Agreement and the Employment Agreement, copies of which are each filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on June 17, 2021 and November 4, 2022, respectively, and which are incorporated by reference into this Item 7.

CUSIP No. 67091J503	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2024

/s/ Chia-Lin Simmons
Name: Chia-Lin Simmons